Exhibit 99.1

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

OPERATING RESULTS AND FINANCIAL POSITION

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Minera Andes Inc. and its subsidiaries (the “Company”) is for the three and six month periods ended June 30, 2011 compared with the three and six month periods ended June 30, 2010.  Together with the unaudited condensed interim consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period.  This MD&A is current to August 10, 2011 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.  The Company’s functional and reporting currency is the United States dollar and all dollar amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Company” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 - “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average commodity prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineralized material in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A containing descriptions of our mineralized material may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

Overview

Minera Andes Inc. is a public company listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI) and our common shares are also quoted on the National Association of Securities Dealers, Over-the-Counter Bulletin Board, “NASD OTC Bulletin Board” (symbol: MNEAF).

Our head office is located at 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Abraham Pizzi 5045, Barrio San Roberto — Dep. Rivadavia (5400) San Juan, Argentina. Our registered address for service is Suite 3700, 205 — 5th Avenue SW., Calgary, Alberta, T2P 2V7 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located in Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we may either seek to develop properties on our own, enter joint ventures to further development or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, arise from our 49% share of the net profit or loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”) and accounted for on an equity basis.

We currently hold mineral rights covering approximately 244,500 hectares in Argentina. Our principal assets consist of:

(i)        a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine in Santa Cruz Province, which covers 50,491 hectares and is not included in the hectares noted above;

(ii)       a 100% interest in mineral properties comprising our Los Azules Project, a large porphyry copper project, in the province of San Juan; and,

(iii)      a portfolio of exploration properties in the prospective Deseado Massif region of southern Argentina in the province of Santa Cruz.

Highlights — Second Quarter 2011

•  Proposed Merger of Minera Andes and US Gold Corporation:  In June 2011, Robert R. McEwen (“Mr. McEwen”), the Chairman, Chief executive officer and largest shareholder of the Company and of US Gold Corporation (“US Gold”) proposed the combination of the two companies to create a high growth, low-cost, mid-tier silver producer focused on the Americas.  Completion of the business combination is conditional on approval of Minera Andes’ and US Gold’s Board of Directors and their special committees, confirmatory due diligence, the approval of each company’s shareholders, and satisfaction of customary approvals, including regulatory, stock exchange, and court approvals.  As a result of this proposal both companies have formed special committees of independent directors to review Mr. McEwen’s proposal and have retained independent financial advisors and independent legal counsel to consider the transaction.  The business combination, if approved, is anticipated to become effective in late November 2011.

•  San José Mine Performance (on a 100% basis):  Net income for the three month period ended June 30, 2011 at the San José Mine increased by $19.8 million or 284% compared to the same period in 2010 driven primarily by a 78% increase in sales.  Production during the second quarter of 2011 totaled

1,332,000 ounces of silver and 17,700 ounces of gold.  Silver production increased by 9% while gold production decreased by 10%, compared to the same period in 2010.

•  Los Azules Exploration:  The Company announced on June 27, 2011, the full results of the activities of the 2010-11 drill season which were comprised of nine infill diamond core holes and two exploration diamond core holes totaling 4,532 metres. In addition, 1,123 metres of diamond core drilling were completed for hydrologic and geotechnical testing, and 4,793 metres of reverse circulation (“RC”) drilling were completed. The RC drilling included 2,050 metres for condemnation drilling in areas where surface facilities may be located.

Selected annual information for MAI is presented in the table below (in thousands except earnings per share):

	3 months ended	6 months ended
	and as at	and as at	Year ended and as at Dec. 31,
	30-Jun-11	30-Jun-11	2010	2009	2008
Income on investment in Minera Santa Cruz	$13,523	$24,808	$24,461	$9,349	$4,696
Net income (loss)	10,677	27,727	(1,217)	4,115	(2,975)
Earnings (loss) per share - Basic and Diluted	0.04	0.10	—	0.02	(0.02)
Total assets	224,833	224,833	192,657	166,571	137,325
Total non-current financial liabilities	33,829	33,829	33,993	31,850	31,850
Cash dividends delcared per share	—	—	—	—	—

Overall Performance

For the three month period ended June 30, 2011, net income was $10.7 million ($0.04 per share basic and diluted) compared to net income of $4.3 million ($0.02 per share basic and diluted) for the same period in 2010.

This $6.4 million or 150% increase in net income was primarily attributable to the net effects of:

•   an increase of $9.4 million in income recorded on our investment in MSC; and,

•   an increase in professional fees of $0.7 million due to an increase in consulting, accounting and legal fees in 2011.

•   an increase in other operating expenses of $0.3 million due to an increase in business and asset taxes in Argentina; and,

•   an increase in income tax expense of $0.5 million due to an increase in deferred tax liability; and,

•   a decrease of $1.8 million in the unrealized gain on the revaluation of the fair value of the derivative liability relating to warrants issued by the Company in 2009 which were exercised in January 2011; and,

•   a decrease in foreign currency exchange losses of $0.3 million resulting from the strengthening of the Canadian dollar.

Results of Operations - MSC

The following discussion is related only to MSC and is disclosed on a 100% basis, of which the Company owns 49% and is accounted for using the equity method. MSC, the entity which owns and operates the San José Mine, is responsible for and has supplied to the Company all reported results and operational updates from the San José mine.

Net income at MSC was $26.7 million for the three month period ended June 30, 2011.  This $19.8 million increase compared to the same period ended June 30, 2010 was mainly attributable to an increase in sales of $38.7 million which was partially offset by an increase of $8.5 million in operating costs, an increase of $9.3 million in deferred tax expense and an increase in financial and foreign exchange costs of $1.1 million.

Sales increased 78% for the three month period ended June 30, 2011 compared to the same period in 2010 due to higher realized sales prices achieved and higher number of ounces sold for silver.

Production during the three month period ended June 30, 2011 was 1,332,000 ounces of silver and 17,700 ounces of gold.  This represented an increase of 9% for silver production and a decrease of 10% for gold production when compared to production of 1,221,000 ounces of silver and 19,710 ounces of gold in the same period in 2010.  Overall, there was a decrease in mill throughput but higher average silver head grade mined and increased metallurgical recoveries for both silver and gold. Mill throughput decreased 15% on a year over year basis due to a strike at the mine during the second quarter of 2011, which resulted in the loss of 18 days of production.  Metallurgical recoveries improved to 87% for silver and 89% for gold in the second quarter of 2011 compared to 81% for silver and 85% for gold in the same period of 2010.

The following table sets out production totals, operating cash costs and production cash costs (on a co-product basis) of the San José Mine for 2011 on a quarterly basis and for 2010 on a quarterly and annual basis and for 2009 on an annual basis, and they are considered to be non-IFRS measures (see non-IFRS measures, page 14):

	Q2 2011	Q1 2011	Year 2010	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Year 2009
Tonnes processed (‘000)	98	114	461	136	113	116	96	461
Ounces silver produced (‘000)	1,332	1,522	5,324	1,871	1,409	1,221	823	4,998
Ounces gold produced (‘000)	18	21	84	26	22	20	16	77
Total Operating cash cost ($’000)	18,382	20,619	71,913	23,930	18,100	16,831	13,052	51,499
Operating cash cost/tonne ($/t)	187	181	156	172	161	145	135	112
Production cash cost/oz Ag ($/oz)	13.56	11.70	9.67	10.25	8.81	9.22	9.15	7.08
Production cash cost/oz Au ($/oz)	527	514	568	531	570	602	599	477

Sales

Net sales realized by MSC from the sale of silver and gold for the three month period ended June 30, 2011 totaled $88.2 million as compared to $49.4 million for the same period ended June 30, 2010, an increase of $38.8 million or 78% which was due to higher realized metal prices for both silver and gold and an increase in the number of ounces of silver sold in the quarter.

	Sales in US$ (millions)		Sales in Ounces (thousands)
	2011	2010	2011		2010
			Ag	Au	Ag	Au
Q1	$67.8	$27.8	1,342	18	739	14
Q2	88.2	49.4	1,584	22	1,295	22
Q3	—	49.6	—	—	1,220	20
Q4	—	94.0	—	—	1,916	27
Total	$156.0	$220.8	2,926	40	5,170	83

The average weighted gross sale price for silver sold in the second quarter of 2011 was $36.18 per ounce, an increase of 99% compared to the average price of $18.21 per ounce received in the same period in 2010.  In comparison, the average London P.M. fix price for silver was $37.96 per ounce for the second quarter of 2011 compared to $18.33 for the same period in 2010, a 107% increase.

The average weighted gross sale price for gold sold in the second quarter of 2011 was $1,496 per ounce, an increase of 21% compared to the average price of $1,233 per ounce received in the same period in 2010.  In comparison, the average London P.M. fix price for gold was $1,506 per ounce for the second quarter of 2011 compared to $1,197 per ounce for the same period in 2010, a 26% increase.

Operating and Production Costs

The terms operating cash cost or production cash cost used in this section are for the reporting of the MSC operations only and are considered to be non-IFRS measures (see non-IFRS measures, page 14).  Operating cash cost per tonne consists of geology, mining, processing plant, general and administration, royalty costs and refining and treatment costs (for doré product only).  Production cash cost per ounce consists of geology, mining, processing plant, general and administration, royalty costs, refining and treatment charges (for both doré and concentrate products), sales costs and export taxes.  Depreciation is excluded from both operating cash costs and production cash costs.

Total operating cash costs were $18.4 million for the three month period ended June 30, 2011.  Average operating cash costs were $187 per tonne of processed ore for the second quarter of 2011 compared to $145 per tonne for the same period in 2010, an increase of 29% which is primarily due to an increase in costs in 2011 as a result of inflationary pressures on labour costs and materials and supplies within Argentina.

On a per-ounce co-product basis the average production cash cost was $13.56 per ounce of silver and $527 per ounce of gold for the three month period ended June 30, 2011.  Co-product average production cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents.  Production cash costs on a per ounce basis for the second quarter of 2011 increased 47% for silver and decreased 12% for gold when compared with the same period of 2010.  Accordingly, approximately 64% of the value of the 2011 production was derived from silver and 36% was derived from gold.

Investment in MSC

The following table shows the reconciliation of MSC’s net income, as reported under IFRS, compared to the equity pickup that is reported on our financial statements:

	Three months ended,		Six months ended,
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$88,166	$49,428	$155,989	$62,086
Net income - MSC 100%	26,733	6,954	48,897	5,133
Minera Andes Inc. portion - 49%	13,099	3,408	23,959	2,515
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	393	461	835	845
Interest expensed by MSC and included in equity method pickup, net of income taxes	385	660	765	1,312

Income on investment in MSC	13,877	4,529	25,559	4,672
Less: amortization of deferred costs	(354)	(416)	(751)	(761)

Net income on investment in MSC	$13,523	$4,113	$24,808	$3,911

Exploration

The goal of the 2011 exploration program at the San José Mine is to replace depleted reserves and to discover new mineralized veins (resources) on the San José Mine property, which comprises approximately 50,491 hectares.

Exploration drilling at San José is continuing during 2011 at a pace similar to 2010.  During the first quarter of 2011 5,411 metres were drilled in 24 exploration diamond drill holes. The drilling was approximately evenly divided between drilling for new resources and drilling to expand the inferred resources on vein extensions and the eleven new veins discovered in 2010.  Assay results from the drilling were published by the Company on June 10, 2011, of which, five of the infill holes contained high-grade intercepts. Please see the press release for the full details of the drill results.

Exploration success in 2010 was based in part on the results of a ground magnetic survey that was conducted over the mine area.  In order to delineate new exploration targets, an 800 line-kilometre surface magnetic survey was completed for the area to the south of the mine during the second quarter of 2011.  This will be followed up with an additional 2,200 line-kilometre of surface magnetic coverage on the southeast portion of the joint venture property during the second half of the year. The geophysical data will be used to define new drilling targets outside of the main mine area for drilling during the second half of the year.

Loan Repayments

During the second quarter of 2011, the Company received a scheduled repayment of $0.7 million relating to accrued interest as per the definitive shareholder loan agreements signed in the third quarter of 2010.  Under the terms of the definitive agreements repayments are split evenly between the shareholder loans and the project finance loans until the loans are repaid.  The agreements also allow future payments on the shareholder loans and project finance loans to be accelerated based on mine performance and cash profits of the San José Mine.

During the quarter, MSC also made payments to Hochschild of $0.9 million on the Company’s behalf relating to accrued interest outstanding on the project finance loan agreements.

Since MSC began making loan repayments in 2010 following the revision of the shareholder loan agreements, the Company has received cumulative repayments relating to the shareholder loans totaling $10.6 million at the end of the second quarter of 2011. In that time MSC had also made cumulative repayments to Hochschild of $11.2 million on the Company’s behalf relating to the project finance loan agreements.

Los Azules

As of June 30, 2011, the Company has expended a total of $36.9 million on exploration activities at Los Azules. Of this total, $9.5 million was spent during 2011, principally on drilling and engineering work to support a preliminary feasibility study and secondarily on site maintenance and related expenses. These costs were capitalized in exploration and evaluative assets.  The objective of the preliminary feasibility study is to upgrade the mineral resources to the measured and indicated categories so that they can be converted to proven and probable reserves and also complete engineering studies to establish the economic viability of the project. The earliest completion date is the fourth quarter of 2013.

Exploration and infill drilling commenced in December 2010 for the 2010-2011 field season and continued until May 2011.  On June 27, 2011, the Company released the drill assay results from this program and provided a development update for the project.  The Company drilled nine infill diamond core holes and two exploration diamond core holes totaling 4,532 metres during the 2010-2011 field season In addition, 1,123 metres of diamond core drilling were completed for hydrologic and geotechnical testing, and 4,793 metres of RC drilling were completed. The RC drilling included 2,050 metres for condemnation drilling in areas where surface facilities may be located.

Highlights from the drilling include a step-out drill hole, located approximately 250 metres west of the resource that returned 0.50% copper over 269 metres, including 0.95% copper over 45 metres. Infill drilling was generally in line with expectations, for example intersecting 0.66% copper over 395 metres and 0.63% copper over 237 metres.  Full details of the drill results were included in our June 27, 2011 press release.

The Company also advanced the preliminary feasibility study with the completion of a preliminary hydrological model, an access road evaluation, geotechnical studies, continuing environmental monitoring and other engineering studies.

TNR Dispute

On April 1, 2010, the Company (and certain subsidiaries) filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and its subsidiary, Solitario Argentina S.A. (together “TNR”). This claim was subsequently consolidated with a related matter between TNR and MIM Argentina Exploraciones S.A. (“Xstrata Copper” or “Xstrata”) commenced by TNR against Xstrata in the Supreme Court of British Columbia in 2008. These claims, in part, pertain to a purported 25% back-in right (or in the alternative, damages) by TNR to certain properties comprising the Company’s Los Azules copper project.

Certain of the properties formerly held by Xstrata (and certain affiliates) and later transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study. Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007. The 36-month period expired on April 23, 2010, without a feasibility study having been completed. TNR has also subsequently amended its claim to include that Xstrata (and Minera Andes) did not complete the required exploration expenditures pursuant to exercise the option to acquire the properties underlying the Solitario Agreement. TNR, by consequence, among other things, claims properties underlying the Solitario Agreement should be returned to TNR.  The properties subject to these claims comprise a significant portion of the Los Azules copper project.

The Company rejects the alleged right of TNR to back-in to any portion of the Los Azules Copper Project and its assertion that the Solitario Agreement option was not validly exercised. At this time, the Company is not able to estimate the potential financial impact of this claim. However, if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project.

Santa Cruz Exploration

The Company controls approximately 145,820 hectares of mining rights in the province of Santa Cruz, Argentina, including approximately 45,105 hectares that border Goldcorp’s Cerro Negro project.  A drilling target was identified on one of the properties adjoining Cerro Negro in the first quarter and drilled in the second quarter, but no mineralization of interest was intersected.  Field reconnaissance will continue on these properties as soon as weather conditions permit.

Summary of Quarterly Results — MAI

	June	March	December	September	June	March	December	September
Quarter Ended	30, 2011	31, 2011	31, 2010	30, 2010	30, 2010	31, 2010	31, 2009	30, 2009
	IFRS (1)						CDN GAAP
Net income (loss) ($000)	10,677	17,050	3,022	(5,625)	4,269	(2,883)	2,441	5,145
Net income (loss):
Basic & Diluted ($ per share)	0.04	0.06	0.01	(0.02)	0.02	(0.01)	0.01	0.02

(1) The amounts reported for Q1 2010 to Q4 2010 were adjusted from CDN GAAP to conform with IFRS.

The changes in the quarterly net income or loss are primarily a result of the change in the reported quarterly income or loss from MSC. MSC’s quarterly results are driven by ore production levels, head grades mined, silver and gold recoveries, and silver and gold prices realized upon sale. In general, rising silver and gold prices over this period have benefitted MSC and, in turn, our quarterly net income or loss.  Revaluations of our warrant liability in accordance with IAS 39 — Financial Instruments: Recognition and Measurement, has also caused significant movement in our reported net income or loss.  Specifically, significant increases in the price of our common shares during the third and fourth quarters of 2010 resulted in decreases of $9.2 million and $10.9 million, respectively, in our net income

Liquidity and Capital Resources

As at June 30, 2011, the Company had an accumulated deficit of $20.9 million and working capital of $19.0 million, compared to a $48.7 million deficit and $10.7 million working capital, as of December 31, 2010.  As at June 30, 2011, Minera Andes had $22.0 million in cash and cash equivalents and short term investments, compared to cash and cash equivalents of $13.8 million as of December 31, 2010.  The Company has sufficient liquidity to fund its ongoing exploration programs at Los Azules and its 100% owned properties in Santa Cruz province for 2011 based on the working capital balance as at June 30, 2011.

The increase in the Company’s cash and cash equivalents balance was primarily the result of the Company issuing a notice of the accelerated expiry of all outstanding warrants on December 29, 2010, which were issued pursuant to a “bought deal” underwritten financing completed in August 2009.  Each warrant was exercisable to purchase one common share of the Company at a price of C$1.25 per common share until August 19, 2014.  Pursuant to the terms of the warrant indenture governing the warrants, the expiry of the warrants was accelerated to January 31, 2011 as the volume weighted average trading price of the underlying common shares listed on the TSX was greater than C$2.50 for 20 consecutive trading days.

As of January 31, 2011, 15,213,733 of the remaining outstanding warrants from December 31, 2010 had been exercised for proceeds of approximately $19.1 million and the remaining unexercised 30,267 warrants were cancelled and thereafter were of no force or effect. At June 30, 2011 the Company had no warrants outstanding.

As at June 30, 2011, the Company had a shareholder loan receivable from MSC of $28.9 million (2010 - $29.2 million) consisting of principal of $24.2 million and accrued interest of $4.5 million.  As a result of completing the definitive project finance loan agreements, and also, the revision of shareholder loan agreements in the third quarter of 2010, MSC made scheduled net repayments of $0.7 million to the Company in the second quarter of 2011.  MSC is scheduled to make minimum net repayments relating to the shareholder loan of approximately $2.8 million to the Company in the next twelve months and these repayments are subject to the risks discussed below.

Project financing for the San José Mine totaling $65 million has been provided pursuant to the Project Loan Letter Agreement (“Project Loan”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”).  The Company’s share of the outstanding principal at June 30,

2011 is $31.9 million (2010 - $31.9 million) and outstanding interest is $nil (2010 - $9.7 million).  These amounts receivable from MSC are offset by corresponding payable balances to the Hochschild Lender.

At the time that both the Project Loan and shareholder loan balances are repaid in full, the Company would be entitled to receive 49% of the distributable profits of MSC.  Currently, we are not able to forecast when this will occur.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, scheduled repayments may need to be reduced or deferred and additional investment by the shareholders of MSC (including the Company) may be required.

The Company is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable not withstanding an independent positive Preliminary Economic Assessment which was completed in March 2009, and subsequently updated in December 2010, on the Los Azules property.  The amounts shown on the  Company’s balance sheet as exploration and evaluative assets represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for exploration and evaluative assets depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or disposition of the mineral properties at a profit.  The Company’s ability to continue its exploration and development activities depend in part on the ability of the San José Mine to continue to remain cashflow positive, and the Company’s ability to complete an equity financing, joint venture arrangements or raise funds by other means.

Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Company were unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Company’s interests in its properties.

The Company’s contractual obligations as at June 30, 2011 are set out below:

		Payments Due by Period Ending
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	31-Dec-15
Contractual Obligations	Total	2011	2012	2013	2014	and after
Long-Term Debt - Project Loan Payable (1)	$31,850	$—	$—	$—	$—	$31,850
Operating Lease Obligations (2)	829	49	348	329	103	—
Purchase Obligations	160	80	80	—	—	—
Accounts Payable and Accrued Liabilities	3,249	3,249	—	—	—	—
Total	$36,088	$3,378	$428	$329	$103	$31,850

Notes: (1)	The Company’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including interest.
(2)	Consists of various lease agreements for office and storage space in Spokane, United States, Toronto, Canada and Mendoza and San Juan, Argentina.

Outstanding Share Data

Our outstanding share data, as of August 10, 2011, is set out below:

Class and Series of Security	Number Outstanding	Value	Expiry Date of Convertible Securities	Relevant Terms
Common shares	282,948,854
Stock options	4,532,000	$5,716,552	Various (December 27, 2011 to May 13, 2015)	Exercisable for one common share each at C$0.66 to C$1.51

Financial Instruments

As at June 30, 2011, the Company has no long term debt outstanding other than the Project Loan Payable as discussed previously.  The Company believes its capital structure is appropriate to ensure sufficient liquidity to meet the needs of the business. The Company has not executed any derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Company holds certain financial instruments such as cash and cash equivalents, short term investments, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals. All financial instruments are classified into one of five categories:  financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•            Fair value through profit or loss financial assets are measured at fair value and changes in fair value are recognized in net earnings. The Company has classified its cash and cash equivalents and short term investment as financial assets at fair value through profit or loss.

•            Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized.

•            Receivables and project loan and interest receivable were classified as loans and receivables and are measured at amortized cost.

•            Accounts payable and accruals, project loan and interest payable were classified as other financial liabilities and are measured at amortized cost.

The carrying value and fair value of the Company’s financial assets and liabilities as at June 30, 2011, December 31, 2010, and January 1, 2010, is summarized as follows:

	June 30, 2011		December 31, 2010		January 1, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss	$21,971	$21,971	$13,834	$13,834	$18,872	$18,872
Loans and receivables	$31,983	$31,983	$41,644	$41,644	$31,900	$31,900
Other liabilities	$37,017	$37,017	$71,843	$71,843	$47,719	$47,719

The fair value of receivables and accounts payable and accruals approximate their carrying values due to their short term nature.  The fair values of the Project Loan and the corresponding interest receivable and the Project

Loan and the corresponding interest payable approximate their carrying values as there is no net exposure to the Company due to their equal and offsetting terms of arrangement.

The Company does not hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Company’s exploration projects enters into production and revenue contracts are entered into in respect of other commodities and metals, the Company would be exposed to fluctuations in the prices of those commodities and metals at that time.

Related Party Transactions

Minera Santa Cruz

As disclosed above, under the terms of the Project Loan Letter Agreement among the Company, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender.  As at June 30, 2011, the total principal amount of the Project Loan Receivable (owing to the Company by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Company to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

2083089 Ontario Inc.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen (“Mr. McEwen”), the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities.  Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management services fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis.  During the respective three and six month periods ended June 30, 2011 the Company paid $47,942 and $89,889 (2010 - $40,525 and $80,401) to 208. Mr. McEwen receives no compensation from 208.

Lexam L.P.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as being involved in senior management with two other mineral exploration companies, Mr. McEwen must travel extensively and frequently on short notice.

The Company is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate. Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the respective three and six month periods ended June 30, 2011 the Company incurred costs of $nil and $131,782 (2010 - $4,613 and $4,613) related to the business use of Lexam L.P.’s aircraft.

Outlook

Proposed Merger of Minera Andes and US Gold Corporation

In June 2011, Mr. McEwen, the Chairman, Chief executive officer and largest shareholder of the Company and of US Gold Corporation (“US Gold”) proposed the combination of the two companies to create a high growth, low-cost, mid-tier silver producer focused on the Americas.  Completion of the business combination is conditional on approval of Minera Andes’ and US Gold’s Board of Directors and their special committees, confirmatory due diligence, the approval of each company’s shareholders, and satisfaction of customary approvals, including regulatory, stock exchange, and court approvals.  As a result of this proposal both companies have formed special committees of independent directors to review Mr. McEwen’s proposal and have retained independent financial advisors and independent legal counsel to consider the transaction.  The business combination, if approved, is anticipated to become effective in late November 2011.

Minera Santa Cruz - San José Mine

Net income at MSC on a 100% basis increased by $19.8 million in the second quarter of 2011 compared to the same period of 2010, which is primarily the result of higher average silver head grade mined, higher realized metals prices and higher metallurgical recoveries.

For the balance of 2011, MSC will maintain its focus on maintaining silver and gold production.  MSC intends to continue to optimize production by controlling dilution through improved mining methods including using smaller mining equipment to increase selectivity of ore mined.  MSC intends to minimize downtime by increasing fleet availability.  MSC will also continue to focus on improved mill performance reflected in the higher recoveries realized in the first half of 2011.  The original 2011 operating budget for MSC projects production levels are approximately 5,000,000 ounces of silver and 80,000 ounces of gold, levels similar to 2010 production.

Despite losing 18 days of production due to the strike at the mine in the second quarter MSC believes that its original full year production estimates can still be met, barring any further significant disruptions to operations and subject to the final conditions of the strike settlement reached with the union.  The Company has not yet been advised by MSC of the potential impact of the strike settlement on operating costs.

There will be a continued emphasis on exploration by MSC, as the 2011 budget for exploration drilling consists of approximately 56,000 metres.  Exploration will be directed towards continuing the successful exploration results achieved during 2010 which resulted in a significant increase in the inferred resources discovered by this drilling.  MSC intends to further expand and upgrade this resource with the exploration activity in 2011.

Los Azules

At Los Azules, exploration and infill drilling commenced in December 2010 for the 2010-2011 field season and continued until May 2011.  Results of the 2010-2011 field season were released on June 27, 2011.  The Company drilled nine infill diamond core holes and two exploration diamond core holes totaling 4,532 metres during the 2010-2011 field season.  In addition, 1,123 metres of diamond core drilling were completed for hydrologic and geotechnical testing, and 4,793 metres of RC drilling were completed. The RC drilling included 2,050 metres for condemnation drilling in areas where surface facilities may be located.  One of the highlights from the drilling is a step-out drill hole, located approximately 250 metres west of the resource that returned 0.50% copper over 269 metres, including 0.95% copper over 45 metres.  The hole was drilled to test one of a number of deep geophysical targets identified in early 2010.  Drilling during the 2011-2012 season will focus on exploring this new extension to the mineralization in addition to continuing infill drilling on the known deposit and engineering activities to support the preliminary feasibility study.

Santa Cruz Exploration

The Company controls approximately 145,820 hectares of mining rights in Santa Cruz province, Argentina, including approximately 45,105 hectares that border Goldcorp’s Cerro Negro project. A drilling target was identified on one of the properties adjoining Cerro Negro in the first quarter and ten holes were drilled in the second quarter, however, no mineralization of interest was intersected.  Field reconnaissance will continue on these properties as well as the Company’s other properties in Santa Cruz province as soon as weather conditions permit with the objective of initiating drilling during the second half of 2011.

In addition, the Company is currently reviewing its entire land package of exploration properties in Santa Cruz province in order to define priority targets for follow-up field work and drilling and the Company is developing drilling programs to be undertaken during the second half of 2011on the Celestina and Martes properties.

Future Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the listing below.

(a)  The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time.

(i) Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation — Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

(ii) Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(iii) Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(iv) Separate Financial Statements

IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 Consolidated and Separate Financial Statements that is replaced by IFRS 10.

(v) Investments in Associates and Joint Ventures

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 Investments in Associates does not include joint ventures.

(b)  IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

(c)  The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

• Leases

• Revenue recognition

• Stripping costs

(d) IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Risks and Uncertainties

The Company’s operations and financial results are subject to a number of different risks: the Company does not  control (jointly or otherwise) the San José Mine and has limited control over capital projects; any cost overruns or cash shortfall at the San José Mine could require further investment; the Company’s cash flows from the San José Mine are dependent on a large number of factors but most importantly on production levels, on silver and gold prices, operating costs, capital expenditures and working capital requirements;  a substantial or prolonged decline in metal prices, particularly gold, silver, or copper, would have a material adverse effect on the Company’s ability to raise additional capital at terms economic to existing shareholders, if at all; global economic conditions combined with the Company’s financial position could make financing its operations and business strategy more difficult; the Company is subject to ongoing litigation, the outcome of which is undeterminable; the Company is subject to fluctuations in currency exchange rates, which could materially adversely affect the Company’s financial position; the Company is subject to risks relating to economic, political and labour instability in Argentina; estimates of mineral reserves and mineral resources could be inaccurate. An additional analysis of the Company’s risk factors can be found in the Company’s annual information form dated March 30, 2011, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-IFRS Measures

Operating cash costs are calculated by dividing the total operating cash costs for the period by the tonnes processed in that period. Total operating cash costs are the sum of geology, mining, processing plant, general and administration, royalty costs and refining and treatment charges (for doré product only).  Production cash costs are calculated on a co-product basis and by dividing the respective proportionate share of the total production cash costs for the period attributable to each metal by the ounces of each respective metal produced.  Total production cash costs are the sum of the geology, mining, processing plant, general and administration costs, royalties, refining and treatment charges (for both doré and concentrate products), sales costs and export taxes divided by the number of ounces of gold and silver produced at the mine. Depreciation is excluded from both operating cash costs and production cash costs.

We use operating and production cash cost as an operating performance indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Operating and production cash costs should be considered as a non-IFRS performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Cash costs are based on information from MSC and does not impact the Company’s consolidated financial statements. There are material limitations associated with the use of such non-IFRS measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-IFRS measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Controls over Financial Reporting

There have been no significant changes to internal control over financial reporting in the three month period ended June 30, 2011.

Disclosure Controls

Management is also responsible for the design of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the Company’s disclosure controls and procedures as of June 30, 2011, and have concluded that these controls and procedures are adequately designed to provide reasonable assurance that material information.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Company’s ability to complete a further financing or strategic acquisitions or divestitures in the near term, the Company’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, the outcome of pending and ongoing litigation, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, management of Minera Andes have made numerous assumptions. These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there are no unanticipated fluctuations in interest rates and foreign exchange rates, accuracy of advice from professional advisors, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, develop our Los Azules copper project. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, risks related to ongoing or pending litigation including specifically risks related to litigation which if resolved adversely to Minera Andes could materially impact the Company’s value and interest in and ability to develop the Los Azules copper project, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.